August 28, 2015

Via EDGAR United States Securities and Exchange Commission Division of Corporation Finance Attention: Ryan Adams 100 F Street, N.E. Washington, D.C. 20549
Re:	Premier Exhibitions, Inc. (CIK#: 0000796764) Preliminary Proxy Statement on Schedule 14A Initially Filed July 24, 2015 File No. 000-24452

Ladies and Gentlemen,

On behalf of Premier Exhibitions, Inc. (the “Company”), we are writing to respond to the comments raised in the letter, dated August 20, 2015, from the staff of the Securities and Exchange Commission (the “Commission”) regarding the Company’s preliminary proxy statement on Schedule 14A (the “Proxy Statement”). The Company’s responses below correspond to the captions and numbers of those comments, which are reproduced below in italics. For your reference, the Company is filing a revised Proxy Statement concurrently herewith.

Questions and Answers about the Merger, page 6

1. We note your disclosure on page 10 that shareholders “will experience further dilution in [their] economic and voting interest to the extent the Company issues shares of its common stock in connection with Future Contingent Payments” and that “prior to payment of Future Contingent Payments, the DK Group . . . would together hold shares of the Company’s common stock and Special Voting Shares that represent approximately 47% of the voting power of the Company.” Please revise this section to discuss in greater detail the potential dilutive effects of the Future Contingent Payments. For example you may consider including a range of potential scenarios based on your stock price and discuss the potential payment based on your current stock price. We note that you provide minimum and maximum examples.

Response: The Proxy Statement has been revised in response to your comment.

Derek.Bork@ThompsonHine.com   Fax: 216.566.5800   Phone: 216.566.5527

August 28, 2015

Proposal 2 – Issuance of Premier Common Stock as Consideration for the Merger, page 31

2. Rule 14a-4(a)(3) of the Securities Exchange Act of 1934 requires you to identify clearly and impartially each separate matter upon which you intend to act, whether or not related to or conditioned on the approval of other matters. For example, due to the potential volume of payments it appears the matter of Future Contingent Payments provided for under the Success Payment Agreement may itself be a material matter separate from the remaining matters of Proposal 2. Please provide us with your analysis as to whether the Future Contingent Payments provided for under the Success Payment Agreement is a separate matter that should be unbundled and presented as a separate proposal. For guidance, refer to Question 101.02 of the Compliance and Disclosure Interpretations (Regarding Unbundling under Rule 14a-4(a)(3) Generally).

Response: The Company has reviewed Rule 14a-4(a)(3) of Regulation 14A and the Commission’s guidance regarding unbundling and available exemptions, including for matters that are so “inextricably intertwined” with a matter being submitted for shareholder approval as to effectively constitute a single matter and for matters that are not individually material. As a result of this review, the Proxy Statement has been revised to present the approval of the issuance of shares pursuant to the Future Contingent Payments provided for under the Success Payment Agreement as a separate proposal.

Incorporation of Certain Documents by Reference, page 126

3. You appear to be incorporating by reference certain financial information in response to the requirements of Item 13(a) of Schedule 14A. Given that you do not appear eligible to rely on Item 13(b)(1), delivering the incorporated information to a shareholder upon written request does not appear permissible. Please revise accordingly.

Response: The Proxy Statement has been revised to include requested information

The Company respectfully acknowledges that (a) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, (b) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and (c) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

August 28, 2015

The Company would very much like to mail definitive proxy materials as soon as possible. With that in mind, we respectfully request that you review the Proxy Statement and the Company’s responses included in this letter and provide any remaining questions or comments as soon as practicable. If you have any questions or comments regarding the Proxy Statement or these responses, please contact the undersigned at (216) 566-5527 or via e-mail at derek.bork@thompsonhine.com. We would appreciate if your review could accommodate the Company’s timeline.

Respectfully,

/s/ Derek D. Bork

Derek D. Bork

cc:	Michael J. Little, Interim Chief Executive Officer,
Chief Financial Officer and Chief Operating Officer
of Premier Exhibitions, Inc.